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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO SCHEDULE TO
 (Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MESA AIR GROUP, INC.
 (Name of Subject Company (Issuer))

MESA AIR GROUP, INC.
 (Name of Filing Persons - (Offeror))

Senior Convertible Notes due 2024
 (Title of Class of Securities)

590479-AD3
 (CUSIP Number of Class of Securities)

Brian S. Gillman
Executive Vice President, General Counsel and Secretary
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, Arizona 85008
(602) 685-4000
 (Name, address and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:

Gregory R. Hall, Esq.
DLA Piper LLP (US)
2415 E. Camelback Road, Suite 700
Phoenix, Arizona 85016
(480) 606-5100

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$70,800,000	$14,040.00

*    Calculated solely for purposes of determining filing fee. The repurchase price of the Senior Convertible Notes due 2024 (the "Notes"), as described herein, is $583.40 per $1,000 principal amount at maturity outstanding plus accrued and unpaid interest thereon through February 10, 2009. As of December 31, 2008, there was approximately $120.3 million in aggregate face value of the Notes outstanding, resulting in an aggregate maximum repurchase price of approximately $70.2 million plus accrued and unpaid interest.

**    The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$9,078.00 $5,082.00	Filing Party:	Mesa Air Group, Inc.
Form or Registration No:	Schedule TO-I Amendment No. 1 to Schedule TO-I	Date Filed:	January 13, 2009 January 16 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 ("Amendment No. 3") amends and supplements Amendment No. 2 to the Tender Offer Statement on Schedule TO-I ("Amendment No. 2") filed by Mesa Air Group, Inc., a Nevada corporation (the "Company") with the Securities and Exchange Commission ("SEC") on February 6, 2009, which amended and replaced Amendment No. 1 to the Tender Offer Statement on Schedule TO-I filed by the Company with the SEC on January 13, 2009, which in turn amended and replaced the Tender Offer Statement on Schedule TO-I filed by the Company with the SEC on January 16, 2009 ("Schedule TO," and as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Amended Schedule TO"), relating to an issuer tender offer made by the Company for its senior convertible notes due 2024 (the "Notes"). Pursuant to the terms of the indenture, dated February 10, 2004 (the "Indenture"), among the Company, certain subsidiaries of the Company as guarantors, and U.S. Bank, N.A., as trustee (the "Trustee"), the Company offered to repurchase all $120.3 million in principal amount of Notes at maturity in exchange for the Company's common stock (the "Common Stock"). Under the terms of the second amended and restated offer to exchange (the "Offer to Exchange") dated February 6, 2009, each $1,000 in principal amount at maturity of Notes that was validly tendered and not withdrawn was to have received in the exchange:

  subject to the treatment of fractional shares as described in the Offer to Exchange, a number of shares of Common Stock equal to (i) $583.40 plus any accrued and unpaid interest on the Notes being tendered through February 10, 2009, divided by (ii) the average closing per share sale price of the Common Stock, as reported on the NASDAQ Global Select market, for the five consecutive trading days ending on February 5, 2009, subject to certain potential adjustments as specified in the Indenture; or
  if the Company does not satisfy the conditions set forth in the Indenture that otherwise allow the Company to repurchase the Notes by issuing shares of Common Stock, $583.40 in cash plus accrued and unpaid interest on the Notes being tendered through February 9, 2009.

The complete terms and conditions of the offer are set forth in the Offer to Exchange and in the accompanying Notice of Election (including the Purchase Notice attached thereto as Annex A), which are all included in Exhibit (a)(1) hereto.

The purpose of this Amendment No. 3 is to report the results of the Offer to Exchange and to include the Company's current reports on Form 8-K and related exhibits filed on February 9, 2009 and February 11, 2009. Such current reports are filed by, and incorporated by reference herein. The Company also issued a press release on February 11, 2009, announcing the completion and results of this issuer tender offer, which was filed as Exhibit 99.1 to the current report on Form 8-K filed on February 11, 2009, which is incorporated by reference herein.

Item 4. Terms of the Transaction.

Item 4 of Amendment No. 2, which incorporates by reference information contained in the Offer to Exchange, is hereby amended and supplemented as follows:

The issuer tender offer expired at 11:59 p.m., New York City time, on February 10, 2009. Pursuant to the Offer to Exchange, $13,224,000 in principal amount at maturity of Notes, or approximately 11% of the Notes, were validly tendered and not withdrawn. The Company accepted all of the tendered Notes, and in exchange therefor, issued 64,665,360 shares of Common Stock and paid a nominal amount of cash in lieu of fractional shares of Common Stock. The press release issued by the Company on February 11, 2009, announcing the completion and results of the issuer tender offer, is incorporated herein by reference to Exhibit 99.1 to the current report on Form 8-K filed on February 11, 2009.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)

Second Amended and Restated Offer to Exchange, dated February 6, 2009 (including the Notice of Election attached as Exhibit A thereto and the Purchase Notice attached as Annex A to the Notice of Election) *

(a)(2)	None
(a)(3)	None
(a)(4)	None
(a)(5)	None
(b)	None
(c)	None
(d)

Indenture, dated February 10, 2004, among the Company, certain subsidiaries of the Company as guarantors, and U.S. Bank, N.A., as trustee (filed as Exhibit 4.1 to Form S-3 filed on May 7, 2004, incorporated herein by reference).

(e)	None
(f)	None
(g)	None
(h)	None

*   Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MESA AIR GROUP, INC.

By: /s/ Brian S. Gillman
Name: Brian S. Gillman
Title: Executive Vice President, General Counsel and Secretary

Dated: February 11, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)

Second Amended and Restated Offer to Exchange, dated February 6, 2009 (including the Notice of Election attached as Exhibit A thereto and the Purchase Notice attached as Annex A to the Notice of Election) *

(a)(2)	None
(a)(3)	None
(a)(4)	None
(a)(5)	None
(b)	None
(c)	None
(d)

Indenture, dated February 10, 2004, among the Company, certain subsidiaries of the Company as guarantors, and U.S. Bank, N.A., as trustee (filed as Exhibit 4.1 to Form S-3 filed on May 7, 2004, incorporated herein by reference).

(e)	None
(f)	None
(g)	None
(h)	None

*   Previously filed.